UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                AMENDMENT NO. 14
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act Of 1934


                              PetroKazakhstan Inc.
                       ---------------------------------
                                (Name of Issuer)


                        Common Shares, without par value
                        --------------------------------
                         (Title of Class of Securities)

                                    44779E10
                                    --------
                                 (CUSIP Number)

   Mr. Askar M. Alshinbaev                      with copies to:
   Central Asian Industrial Holdings, N.V.,     Kevin Keogh, Esq.
   Penstraat 35,                                White & Case LLP
   Curacao, Netherlands Antilles                1155 Avenue of the Americas
   7 3272 596 703                               New York, NY 10036
                                                (212) 819-8200

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 23, 2004
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 44779E10
--------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Central Asian Industrial Holdings N.V.

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) / /
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         00

-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             / /
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands Antilles

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              5,294,030*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER

                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            5,294,030*
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER

-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,294,030*
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   / /

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.9%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------


* This number is based on 3,600,824 common shares owned directly by Central Asian Industrial Holdings N.V., 1,653,703 common shares that are registered in the name of Central Asian Industrial Holdings N.V.'s name and over which Central Asian Industrial Holdings N.V. has voting power and dispositive power but are held in trust for Missmira Investments, N.V., an affiliate of Central Asian Industrial Holdings N.V. and 39,503 options to purchase common shares.

          This Amendment No. 14 amends and supplements the Schedule 13D filed on April 12, 2001 (the "Schedule 13D"), by Central Asian Industrial Holdings N.V. (f/k/a/ Central Asian Industrial Investments N.V., "CA"), as amended by Amendment No. 1 dated April 13, 2001, Amendment No. 2 dated April 17, 2001, Amendment No. 3 dated April 19, 2001, Amendment No. 4 dated April 20, 2001, Amendment No. 5 dated May 17, 2001, Amendment No. 6 dated May 24, 2001, Amendment No. 7 dated May 28, 2001, Amendment No. 8 dated June 18, 2001, Amendment No. 9 dated June 28, 2001, Amendment No. 10 dated July 5, 2001, Amendment No. 11 dated December 18, 2002, Amendment No. 12 dated March 26, 2004 and Amendment No. 13 dated April 6, 2004 in relation to the common shares, without par value (the "Common Shares") of PetroKazakhstan Inc. ("PKZ") (f/k/a Hurricane Hydrocarbons Ltd.), a corporation incorporated under the laws of the Province of Alberta, Canada.

          All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the previously filed statement on
Schedule 13D.

Item 1.   Security and Issuer

          This statement on Schedule 13D relates to the Common Shares of PKZ, the principal executive offices of which are located at Suite 1460, Sun Life Plaza, North Tower, 140-4th Avenue S.W., Calgary, Alberta, Canada T2P 3N3.

Item 2.   Identity and Background

          This statement on Schedule 13D is being filed by CA, a corporation organized under the laws of the Netherlands Antilles. The address of CA is Penstraat 35, Curacao, Netherlands Antilles.

          Attached as Schedule I hereto is a list of the executive officers and directors of CA, which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

          During the last five years neither CA nor to the best of CA's knowledge, any person named on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          See "Item 4 - Purpose of Transaction."

Item 4.   Purpose of the Transaction

          Item 4 is hereby amended by adding the following information:

          On July 23, 2004, in connection with an auction tender by PKZ for up to Cdn$160,000,000 of its Common Shares (the "Auction Tender"), CA tendered 769,932 Common Shares of PKZ at a price of Cdn $40.00 per Common Share, subject to the terms and conditions set forth in PKZ's Offer to Purchase dated June 11, 2004 ("Offer to Purchase").

Item 5.   Interest in Securities of the Issuer

          Item 5 is hereby amended and restated in its entirety to read as follows:

          (a) CA may be deemed to be the beneficial owner of 5,294,030 Common Shares (based on ownership by CA of 3,600,824 Common Shares and 39,503 Options as well as registered ownership of 1,653,703 Common Shares which are held for the benefit of Missmira but over which CA has retained voting power and dispositive power), which would represent approximately 6.9% of the Common Shares outstanding (based on 76,634,191 Common Shares outstanding as reported by PKZ in its Form 6-K furnished to the SEC on August 11, 2004).

          (b) CA currently has the sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of 5,294,030 Common Shares (based on ownership by CA of 3,600,824 Common Shares and 39,503 Options as well as registered ownership of 1,653,703 Common Shares which are held for the benefit of Missmira but over which CA has retained voting power and dispositive power).

          (c) Other than as described in "Item 4 - Purpose of Transaction," neither CA nor any persons named in Schedule I has effected any transactions in the Common Shares during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The information set forth in Item 6 in the previously filed statement on Schedule 13D remains unchanged.

Item 7.   Material to be filed as Exhibits

          Item 7 is hereby amended by adding the following exhibit, which is filed with this statement on Schedule 13D:

26. Offer to Purchase.*

27. Form of Letter of Transmittal.*

* Incorporated by reference to the Schedule 13E-4F filed with the Securities and Exchange Commission on June 14, 2004 by PKZ.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 2004

                                        CENTRAL ASIAN INDUSTRIAL HOLDINGS N.V.


                                        By:    /s/ Mr. Askar M. Alshinbaev
                                           -------------------------------------
                                           Name:   Mr. Askar M. Alshinbaev
                                           Title:  Managing Director and Chief
                                                   Executive Officer

                                   Schedule I

          The following sets forth for the executive officers and directors of Central Asian Industrial Holdings N.V.: (i) the name of each such person; (ii) the business address of each such person and (iii) the present principal occupation or employment of each such person. The principal business address of Central Asian Industrial Holdings N.V. is Penstraat 35, Curacao, Netherlands Antilles. All of the executive officers and directors of Central Asian Industrial Holdings N.V. are citizens of the Republic of Kazakhstan.

          Each person named below is an executive officer or director of Central Asian Industrial Holdings N.V.:

                                                                               Present principal
Name                                   Business address                     occupation or employment
----                                   ----------------                     ------------------------

Mr. Nurzhan S. Subkhanberdin       c/o OJSC Kazkommertsbank                Chairman of the Board
                                   135-zh Gargarin Avenue
                                   Almaty 480060
                                   Republic of Kazakhstan

Mr. Askar M. Alshinbaev            c/o OJSC Kazkommertsbank                Chief Executive Officer
                                   135-zh Gargarin Avenue                  and Managing Director
                                   Almaty 480060
                                   Republic of Kazakhstan

Mr. Evgeniy Feld                   House 3                                 Director
                                   25 Tsvetnoy Bulvar
                                   Moscow, 127051
                                   Russia

                                  EXHIBIT INDEX

26. Offer to Purchase.*

27. Form of Letter of Transmittal.*

* Incorporated by reference to the Schedule 13E-4F filed with the Securities and Exchange Commission on June 14, 2004 by PKZ.